April 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Anastasia Kaluzienski
Robert Littlepage

Re: Marqeta, Inc.
Form 10-K for the Year Ended December 31, 2024
File No. 001-40465

Dear Ms. Kaluzienski and Mr. Littlepage:

We are responding to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 1, 2025, regarding our Form 10-K for the fiscal year ended December 31, 2024 filed on February 26, 2025.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with our response.

Form 10-K for the Year Ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Net Revenue, page 52
1.Please provide us your analysis of the change in terms of the Block agreement, that supports your change from reporting the related revenue on a gross basis to a net basis.

We respectfully advise the Staff that on August 4, 2023, Marqeta, Inc (the “Company”) and Block, Inc. (the “Customer”) entered into an amendment of the Master Services Agreement dated April 19, 2016 (the “2023 Renewal”)1, which is the active contract governing the Cash App branded card program with a certain card network. Under the 2023 Renewal, which was filed with the Commission as an exhibit to Form 8-K/A on August 11, 2023, the Company provides the following stand-ready, series-based performance obligations:
1.Transaction Processing Services for the Cash App program with a certain card network; and
2.Program Management Services

Given there are no third parties involved in delivering the Transaction Processing Services for the Cash App program, the Company has deemed itself to be the principal in the arrangement and records Transaction Processing Services revenue on a gross basis. This is consistent with our revenue recognition for this service under the previous contract with the Customer.

Given the size and scope of the Cash App branded card program, the Customer decided that they wanted more control over certain aspects of the program and also wanted the ability to contract, negotiate, and interact directly with vendors who provide key inputs into their program. As such, the 2023 Renewal has modified the relationship between the Company and the Customer in that the Company no longer provides a full suite of Program Management Services for the Cash App branded card program. The Program Management Services outlined in the 2023 Renewal represent a significant change from the services offered under the previous contract with the Customer, and also represent a meaningful change from contracts with our other customers. In particular, the 2023 Renewal outlines that the Customer is solely responsible for managing the relationship with a certain card network, specifically including, but not limited to, the responsibility for the Financial Relationship between the Customer and a certain card network, the choice of Card Brand, determining the Product Type, and meeting the Program Parameters. As a result, the following changes were effective in the 2023 Renewal:

1 Please note that defined terms used in the remainder of this letter have the meanings defined in the 2023 Renewal.

Financial Relationship – The Customer will separately negotiate the fees that a certain card network will charge the Customer for existing Cash App card programs and any potential new card programs. Additionally, the ad hoc work of discussing and/or remediating any billing issues for the program with a certain card network is now the Customer’s responsibility, even though the funds and fees are billed and passed through to the Customer by the Company, which is a change in responsibility from the previous contract with the Customer.

Choice of Card Brand – The Customer will have the sole ability, without requiring the Company’s prior input or approval, to dictate whether it would like to continue to utilize the current card network for the Cash App program. This prevents the Company from choosing an alternative card network, which is a change from the previous contract with the Customer.
Determining the Product Type – Product Type is the type of card product as defined by the card network definition, and the Customer now has the ability to choose the specific card brand services and configuration of those services to meet their program requirements. Under the previous contract with the Customer, the Company would have been involved in assisting the Customer in determining the Product Type.
Meeting Program Parameters – Program Parameters represent the requirements for a specific Product Type that must be met, and the Customer is now responsible for the program-specific card brand requirements applicable to the determined Product Type (e.g., conducting cardholder verification, providing cardholder support, charging cardholder fees, or obtaining network waivers for any requirements not met). Under the previous contract with the Customer, the Company was responsible for ensuring the Program Parameters were met on behalf of the Customer.

Given the change in Program Management Services provided to the Customer under the 2023 Renewal, the Company’s management evaluated the guidance in ASC 606-10-55-37 and 39 to consider whether a change to the Company’s previous principal/agent conclusion was necessary.

The issuing bank and the card network function together to enable and support transacting and the funds flow between a cardholder and merchant, which is inclusive of the Company’s

Program Management Service offering. As such, we evaluated the offering as one specified service. Under the 2023 Renewal, the Company maintains its contractual relationship with the issuing bank; however, the Company has relinquished control over its right to direct a certain card network’s services to the Customer as outlined above. Given that the card network is an integral part of performing Program Management Services, the Company evaluated whether it controls all parties given the change in relationship with a certain card network.
In consideration of ASC 606-10-55-37A, the Company’s management assessed the individual activities performed by the Company, and the third-party service providers (i.e., the issuing bank and a certain card network) to determine whether the Company controls the Program Management Services before they are transferred to the Customer:
●Management determined that ASC 606-10-55-37A(a) and (b) are not applicable, as the Company does not control the right to a certain card network's services at any point. Under the 2023 Renewal, the Customer, not the Company, obtains control over the right to those services and directs how a certain card network interacts with the issuing bank. While the Company maintains its contractual relationship with the issuing bank, the Company no longer has the ability to direct a certain card network's services or make any decisions regarding its use. The Company's program management role is now limited to maintaining a relationship with an issuing bank that has access to a certain card network's services, without the ability to remove, replace, or direct a certain card network.
●When considering ASC 606-10-55-37A(c), the Company’s management noted that the Company does not have the ability to combine the services of the issuing bank and a certain card network with those that the Company performs itself, as it does not first control all of the third-party services. As previously described, the Company does not first obtain control of the services to be performed by a certain card network prior to those services being provided to the Customer. Further, the Company lacks the decision-making rights relinquished to the Customer in the 2023 Renewal that would be necessary in order to direct the use of a certain card network’s services to create a combined output.

The factors assessed above indicate that the Company does not control all of the third-party inputs to the Program Management Services and is unable to direct them to be performed to satisfy the Company’s obligations to the Customer. Therefore, the Company does not control the services before they are provided to the Customer, and the Company serves as an agent in arranging Program Management Services.
In reaching this conclusion, the Company also considered the guidance in ASC 606-10-55-39 concluding the following:
●When considering ASC 606-10-55-39(a), the Company is no longer primarily responsible for fulfilling certain critical elements of Program Management Services, as the Customer now has all decision-making responsibilities as it relates to the relationship and the services that the card program receives from a certain card network. If there are issues related to a certain card network’s performance, the Customer is now responsible for resolution of the issues, and the Company is only responsible for carrying out the decisions made and communicated by the Customer. In addition, the Customer is sharing the responsibility with the Company for ensuring the configuration of the network services comply with regulatory standards. Thus, the Company is unable to fulfill its obligation of performing Program Management Services without the necessary inputs that are the Customer’s responsibility. Because the Company does not control all of the key parties involved in providing the end-to-end Program Management Services, it cannot assert that it controls the Program Management Service given that the relationship with a certain card network is now controlled by the Customer.
●When considering ASC 606-10-55-39(b), the Company is removed from inventory and cost risk by withholding revenue share remittance until third-party costs are determined, as the Customer is legally responsible for these costs under the 2023 Renewal. Additionally, the Customer must maintain a funding balance to mitigate non-payment risk, and the Company can terminate the program if this balance is not upheld.
●When considering ASC 606-10-55-39(c), the Company does not have discretion in setting the price of Program Management Services. The Customer now negotiates both the pricing and scope of services performed by a certain card network independently of the Company. Fees and incentive rebates from the issuing bank or card network are passed to the Customer without markup, which prevents the Company from influencing the pricing ultimately invoiced to the Customer. Based on these considerations, the Company’s management believes the Company does not have discretion in setting the price for Program Management Services.

Based on the above analysis, the terms of the 2023 Renewal indicate that the Company is not the principal in providing Program Management Services to the Customer for their Cash App branded card program. As such, the Company has recorded revenue related to Program Management Services net of certain network fees, issuing bank fees and incentives, and other related fees in the financial statements beginning in the third quarter of 2023.

We acknowledge that the Company and our management is responsible for the adequacy and accuracy of our disclosures.

Please direct your questions or comments regarding the Company’s response to Sarah Barkema, our Chief Accounting Officer, or to me.

Very truly yours,

/s/ Michael (Mike) Milotich

Michael (Mike) Milotich
Interim Chief Executive Officer and Chief Financial Officer